Exhibit 99.1

Dominion Diamond Announces Receipt of Investment Canada Act Approval

CALGARY, Alberta--(BUSINESS WIRE)--October 27, 2017--Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company” or “Dominion”) today announced that The Washington Companies has received Investment Canada Act approval in connection with the previously-announced plan of arrangement (the “Arrangement”), pursuant to which Northwest Acquisitions ULC (the “Purchaser”), an entity affiliated with The Washington Companies, has agreed to acquire all of the issued and outstanding common shares of the Company for US$14.25 per share in cash. The Arrangement has previously received shareholder approval, court approval, and clearance under the Competition Act (Canada). No further regulatory or shareholder approvals are required in connection with the Arrangement.

The Arrangement is expected to be completed on or about November 1, 2017, subject to the satisfaction or waiver of the remaining conditions of closing.

Shareholders are encouraged to submit their shares to the Arrangement. Shareholders who have questions or require assistance with submitting their shares, including with respect to completing the applicable letter of transmittal, are asked to contact AST Trust Company (Canada), who is acting as depositary under the Arrangement, at 1-800-387-0825 (toll free in North America) or at 416-682-3860 (collect outside North America), or by email at inquiries@canstockta.com.

About Dominion Diamond Corporation
Dominion Diamond Corporation is a Canadian mining company and one of the world’s largest producers and suppliers of premium rough diamond assortments to the global market. The Company operates the Ekati Diamond Mine, in which it owns a controlling interest, and owns 40% of the Diavik Diamond Mine, both of which are located in the low political risk environment of the Northwest Territories in Canada. It also has world-class sorting and selling operations in Canada, Belgium and India.

Forward-Looking Statements
Certain statements included in this news release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on the Company’s current beliefs as well as assumptions made by and information currently available to the Company and relate to, among other things, anticipated timing of closing of the transaction and the satisfaction of closing conditions including, without limitation, the operation and performance of the Dominion business in the ordinary course until closing of the transaction, maintenance by Dominion of a minimum cash balance in the amounts as specified in the arrangement agreement dated July 15, 2017 entered into by and between Dominion and the Purchaser (the “Arrangement Agreement”) with respect to the Arrangement, and compliance by Dominion with various covenants contained in the Arrangement Agreement.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by the Company in its public securities filings available at www.sec.gov and www.sedar.com, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

For more information, please visit www.ddcorp.ca.

CONTACT:
Investors:
Dominion Diamond Corporation
Jacqueline Allison, 416-205-4371
Vice-President, Investor Relations
jacqueline.allison@ddcorp.ca
or
Canadian Media:
DFH Public Affairs
Ian Hamilton, 416-206-0118 x222
or
US Media:
Gagnier Communications
Dan Gagnier, 646-569-5897